UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-35016

TROOPS, Inc.

Unit A, 18/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

Resignation and Appointment of Independent Director

Mr. LI, Wang Tai Dominic

On October 15, 2026, the Board of Directors (the “Board”) of the Company approved Mr. LI, Wang Tai Dominic’s resignation as Independent Director  of the Company, effective on October 15, 2026. Mr. LI, Wang Tai Dominic has indicated his resignation is for personal reasons and not due to any disagreement with the Company.

Mr. Jacopo Visetti

On October 15, 2026, the Board approved Mr. Jacopo Visetti (“Mr. Visetti”)’s appointment as Independent Director to the Board , effective on October 15, 2026, to fill the vacancy of Mr. LI, Wang Tai Dominic.

Mr. Visetti   is the co-founder of EFFORCE , a blockchain-based platform that tokenizes energy savings from efficiency projects, since January 2018. He has more than 16 years of experience in environmental markets, with expertise in emissions trading, renewable energy certificates, international business development and quantitative financial analysis. He is also the co-founder of AitherCO2 S.p.A., an environmental commodities business focused on emissions trading since August 2010 and under his leadership the company trades over USD2.7 billion worth of environmental commodities in 2025. From January to December 2011, Mr. Visetti served as Visiting Associate Professor at Politecnico di Torino. Mr. Visetti studied Macroeconomics at Harvard University (2009–2010) and Finance at Università Cattolica del Sacro Cuore (2002–2009).

There are no arrangements or understandings between Mr. Visetti and any other persons pursuant to which he was appointed as the Company’s Independent Director. There is no family relationship between Mr. Visetti and any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer of the Company. The Company has not entered into any transactions with Mr. Visetti that would require disclosure pursuant to Item 404(a) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

Appointment of Chief Operating Officer

On October 15, 2026, the Board approved Mr. Sergio Carloni (“Mr. Carloni”)’s appointment as Chief Operating Officer of the Company, effective on October 15, 2026,

Mr. Carloni has served as Chief Executive Officer of EFFORCE, a company which operates a blockchain-based platform that tokenizes energy savings from efficiency projects, since June 2018. Until December 2018, he was Chief Executive Officer of AitherCO2 S.p.A., an Italian company operating in the environmental market and energy. From January 2012 to January 2014, Mr. Carloni served as Senior Consultant in the small businesses' division at Bank of America in West Palm Beach, Florida. Until the early 2000s, he was also Director of Finance and Control Administration at Brother Italia S.p.A.., where he managed the administrative, financial and control activities globally. He also served as a Master Business School Teacher at Il Sole 24 Ore Spa from January 2010 to December 2019 and as Senior Advisor at Deloitte Consulting S.p.A. in 2009. Mr. Carloni holds an Economy Degree from Catholic University in Milan, Italy.

There are no arrangements or understandings between Mr. Carloni and any other persons pursuant to which he was appointed as the Company’s Chief Operating Officer. There is no family relationship between Mr. Carloni and any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer of the Company. The Company has not entered into any transactions with Mr. Carloni that would require disclosure pursuant to Item 404(a) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

Press Release

On October 15, 2026, TROOPS, Inc. issued a press release the appointment of Jacopo Visetti as Independent Director and Sergio Carloni as Chief Operating Officer. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated October 15, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TROOPS, Inc.

Date: October 15, 2026	By:	/s/ Damian Thurnheer
Damian Thurnheer
President and Chief Executive Officer